SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                              WOLVERINE TUBE, INC.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    978093102
                          ----------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321
                          ----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 29, 2004
                          ----------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 978093102                                                       Page 2

1.  Name of Reporting Person

Ontario Teachers' Pension Plan Board

2.  Check the Appropriate Box if a Member of a Group (a) [ ]

                                                     (b) [ ]

3.  SEC Use Only

4.  Source of Funds

    Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization

    Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  Sole Voting Power

    515,800

8.  Shared Voting Power

    0

9.  Sole Dispositive Power:

    515,800

10. Shared Dispositive Power

    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    515,800

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)

    4.2%

14. Type of Reporting Person

    EP

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby makes this statement (this "Statement") to amend its Schedule 13D, dated December 6, 1999 as amended by Amendment No. 1, dated February 21, 2003 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Shares"), of Wolverine Tube, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.


Item 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) This Schedule 13D/A is being filed by Teachers.

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.



Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)-(b) As of the date of this statement (April 30, 2004), Teachers beneficially owned 515,800 Shares pursuant to Rule 13d-3. Pursuant to information provided by the Issuer's 10-K dated March 12, 2004, 12,284,096 Shares were outstanding as of the close of business March 5, 2004. Based on such information, the 515,800 Shares beneficially owned by Teachers represent approximately 4.2% of the Shares outstanding.

         Teachers has sole voting and dispositive power over all of the 515,800 Shares beneficially owned by it.

         Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any Shares.

         (c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the Shares in the past sixty days other than the following transactions.



...............  ...............  ..............  .............. ................
Date of           Number of        Purchase (P)    Price per    Transaction
Transaction       Securities        or Sale (S)     Share (1)   Effected Through
...............  ...............  ..............  .............. ................
2 - March -  04      100               S             8.25           NYSE
29 - April - 04      500,000           S            11.25           OTC




         (1) Transactions were effected in U.S. dollars and are net of commissions.

         (d) Not Applicable.

         (e) Teachers ceased to be the beneficial owner of more than five percent of the class of securities on April 29, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  April 30, 2004

                                         ONTARIO TEACHERS' PENSION PLAN
                                         BOARD, an Ontario, Canada corporation



                                         By: /s/ Roger Barton
                                         -----------------------------
                                         Name:  Roger Barton
                                         Title: Vice President, General Counsel
                                         And Secretary

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.


                          Residence or                   Principal Occupation or
Name                      Business Address               Employment
----                      ----------------               ----------
Claude Lamoureux          5650 Yonge Street              President and Chief Executive
                          5th Floor                      Officer of Teachers
                          Toronto, Ontario
                          M2M 4H5

Robin Korthals            Royal Trust Tower              Chair
(Chairperson)             Toronto Dominion Centre
                          77 King Street West
                          Suite 4545
                          Toronto, Ontario
                          M5K 1K2

Ann Finlayson             40 Ruden Crescent              Self-employed journalist,
(Director)                Toronto, Ontario               speaker, freelance editor and
                          M3A 3H3                        consultant

Lucy Greene               1736 Caughey Lane              Retired Human Resources
(Director)                Penetang, Ontario              Executive for Sun Life Assurance
                          L9M 1X4                        Company of Canada

Gary Porter               820-439 University Ave         Self-employed Chartered
(Director)                Toronto, Ontario               Accountant
                          M5G 1Y8

Ralph Lean, Q.C           Cassels Brock & Blackwell      Corporate & Commercial Lawyer
(Director)                40 King Street West,
                          Suite 2200
                          Toronto, Ontario
                          M5H 3C2

John S. Lane, C.F.A       77 Dawlish Avenue              Retired Senior Vice President,
(Director)                Toronto, Ontario               Investments Sun Life Assurance
                          M4N 1H2                        Company of Canada

Guy Matte                 7083 Notre-Dame                Former Executive Director of the ssociation des
(Director)                Orleans, Ontario               enseignantes et des enseignants franco-ontariens
                          K1C 1J1

J. Douglas Grant          257 Rosedale Heights Drive     Chairperson, Sceptre Investment
(Director)                Toronto, Ontario               Counsel Limited
                          M4T 1C7

Thomas O'Neill            33 Geraldine Court             Former Chairperson, PwC Consulting
(Director)                Don Mills, Ontario
                          M3A 1N2

Robert Bertram            5650 Yonge Street              Executive Vice President,
                          5th Floor                      Investments of Teachers
                          Toronto, Ontario
                          M2M 4H5

John Brennan              5650 Yonge Street              Vice President, Human Resources
                          5th Floor                      and Public Affairs of Teachers
                          Toronto, Ontario
                          M2M 4H5

Andrew Jones              5650 Yonge Street              Vice President, Finance of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5

Peter Maher               5650 Yonge Street              Vice President, Audit Services of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5

Roger Barton              5650 Yonge Street              Vice President, General Counsel and Secretary
                          5th Floor                      of Teachers
                          Toronto, Ontario
                          M2M 4H5

Rosemarie McClean         5650 Yonge Street              Vice President, Member Services of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5

Morgan McCague            5650 Yonge Street              Senior Vice President,
                          5th Floor                      Quantitative Investments of
                          Toronto, Ontario               Teachers
                          M2M 4H5

Marcus Dancer             5650 Yonge Street              Vice President, Quantitative
                          5th Floor                      Investments of Teachers
                          Toronto, Ontario
                          M2M 4H5

Neil Petroff              5650 Yonge Street              Senior Vice President,
                          5th Floor                      Fixed Income, International Equities and
                          Toronto, Ontario               Foreign Exchange of Teachers
                          M2M 4H5

Brian Gibson              5650 Yonge Street              Senior Vice President, Active Equities of
                          5th Floor                      Teachers
                          Toronto, Ontario
                          M2M 4H5

Dean Metcalf              5650 Yonge Street              Vice President, Merchant Banking
                          5th Floor                       of Teachers
                          Toronto, Ontario
                          M2M 4H5

Leo de Bever              5650 Yonge Street              Senior Vice President, Research
                          5th Floor                      & Economics of Teachers
                          Toronto, Ontario
                          M2M 4H5

Russ Bruch                5650 Yonge Street              Vice President, Investment Operations & Chief
                          5th Floor                      Information Officer of Teachers
                          Toronto, Ontario
                          M2M 4H5

Phil Nichols              5650 Yonge Street              Vice President, MIS Member
                          5th Floor                      Services of Teachers
                          Toronto, Ontario
                          M2M 4H5

Sean Rogister             5650 Yonge Street              Vice President, Fixed Income of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5

Barbara Zvan              5650 Yonge Street              Vice President, Asset Mix & Risk Management,
                          5th Floor                      Research & Economics of Teachers
                          Toronto, Ontario
                          M2M 4H5

Wayne Kozun               5650 Yonge Street              Vice President, TAA & Real Return, Research &
                          5th Floor                      Economics of Teachers
                          Toronto, Ontario
                          M2M 4H5

Bruce Ford                5650 Yonge Street              Vice President, International
                          5th Floor                      Equity Indices & Foreign Exchange
                          Toronto, Ontario
                          M2M 4H5

Jim Leech                 5650 Yonge Street              Senior Vice President, Merchant Banking of
                          5th Floor                      Teachers
                          Toronto, Ontario
                          M2M 4H5

Mark MacDonald            5650 Yonge Street              Vice President, Merchant Banking of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5

Ron Mock                  5650 Yonge Street              Vice President, Alternative Investments of
                          5th Floor                      Teachers
                          Toronto, Ontario
                          M2M 4H5

Lee Sienna                5650 Yonge Street              Vice President, Merchant Banking of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5

Zev Frishman              5650 Yonge Street              Vice President, International Equities of
                          5th Floor                      Teachers
                          Toronto, Ontario
                          M2M 4H5

Rosemary Zigrossi         5650 Yonge Street              Vice President, Venture Capital of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5

Ron Lepin                 5650 Yonge Street              Vice President, Infrastructure of Teachers
                          5th Floor
                          Toronto, Ontario
                          M2M 4H5
